The Pantry, Inc. P.O. Box 8019 305 Gregson Drive Cary, NC 27511 (919) 774-6700

April 22, 2013

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Pantry, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed April 9, 2013

File No. 333-186199

Dear Ms. Ransom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, The Pantry, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (File No. 333-186199) (the “Registration Statement”) be declared effective at 5:00 p.m., Eastern Time on Tuesday, April 23, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact our legal counsel, Jason L. Martinez at (919) 821-6675 or Carl N. Patterson at (919) 821-6647.

Respectfully submitted,

THE PANTRY, INC.

/s/ Dennis G. Hatchell
Dennis G. Hatchell
President and Chief Executive Officer